Exhibit 99.1 Seadrill Partners LLC Strictly Private & Confidential Cleansing Presentation March 16, 2021Exhibit 99.1 Seadrill Partners LLC Strictly Private & Confidential Cleansing Presentation March 16, 2021

Disclaimer Subject to Nondisclosure Agreement PRIVATE AND CONFIDENTIAL THIS DOCUMENT CONTAINS CONFIDENTIAL INFORMATION ANY DISCLOSURE, DISSEMINATION OR UNAUTHORIZED USE OF THIS DOCUMENT OR INFORMATION CONTAINED HEREIN IS STRICTLY PROHIBITED This presentation was prepared on a confidential basis by management of Seadrill Partners LLC (“SDLP” or the “Company”), and is being delivered to certain creditors of the Company and their advisors. This presentation provides summary information only and is being delivered solely for informational purposes. Neither the creditors of the Company, their respective advisors nor any other person may rely upon this presentation for any purpose. This presentation should not be construed as a commitment by the Company to pursue any transaction or any other course of action, and any transaction or course of action described in this presentation may not occur. This presentation is based upon information that is publicly available or which was provided by or on behalf of the management of SDLP, including, without limitation, management operating and financial forecasts or projections. Such information involves numerous significant assumptions and subjective determinations that may or may not be correct. No representation or warranty, express or implied, can be made or is made by the Company as to the accuracy or completeness of any such information or the achievability of any such forecasts or projections. Except where otherwise indicated, this presentation speaks as of the date hereof and is necessarily based upon the information available and financial and other conditions and circumstances existing and disclosed as of the date hereof, all of which are subject to change. Management of the Company does not have any obligation to update, bring-down, review or reaffirm this presentation. This presentation is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by management of the Company. Under no circumstances should the delivery of this presentation imply that any information or analyses included in this presentation would be the same if made as of any other date. Nothing contained in this presentation is, or shall be relied upon as, a promise or representation as to the past, present or future. Nothing contained herein shall be deemed to be a recommendation from the Company to any party to enter into any transaction or to take any course of action. This presentation does not constitute advice of any kind, including, without limitation, legal, tax or accounting advice, and the creditors of the Company and their respective advisors should receive (and rely on) separate and qualified advice as to the matters set forth herein, including legal, tax and accounting advice. These materials do not constitute an offer or solicitation to sell or purchase any securities. THIS PRESENTATION IS CONFIDENTIAL, AND IT MAY NOT BE COPIED BY, OR DISCLOSED OR MADE AVAILABLE TO, ANY PERSON WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY. The Company shall not have any liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with this presentation. Strictly private & confidential 2Disclaimer Subject to Nondisclosure Agreement PRIVATE AND CONFIDENTIAL THIS DOCUMENT CONTAINS CONFIDENTIAL INFORMATION ANY DISCLOSURE, DISSEMINATION OR UNAUTHORIZED USE OF THIS DOCUMENT OR INFORMATION CONTAINED HEREIN IS STRICTLY PROHIBITED This presentation was prepared on a confidential basis by management of Seadrill Partners LLC (“SDLP” or the “Company”), and is being delivered to certain creditors of the Company and their advisors. This presentation provides summary information only and is being delivered solely for informational purposes. Neither the creditors of the Company, their respective advisors nor any other person may rely upon this presentation for any purpose. This presentation should not be construed as a commitment by the Company to pursue any transaction or any other course of action, and any transaction or course of action described in this presentation may not occur. This presentation is based upon information that is publicly available or which was provided by or on behalf of the management of SDLP, including, without limitation, management operating and financial forecasts or projections. Such information involves numerous significant assumptions and subjective determinations that may or may not be correct. No representation or warranty, express or implied, can be made or is made by the Company as to the accuracy or completeness of any such information or the achievability of any such forecasts or projections. Except where otherwise indicated, this presentation speaks as of the date hereof and is necessarily based upon the information available and financial and other conditions and circumstances existing and disclosed as of the date hereof, all of which are subject to change. Management of the Company does not have any obligation to update, bring-down, review or reaffirm this presentation. This presentation is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by management of the Company. Under no circumstances should the delivery of this presentation imply that any information or analyses included in this presentation would be the same if made as of any other date. Nothing contained in this presentation is, or shall be relied upon as, a promise or representation as to the past, present or future. Nothing contained herein shall be deemed to be a recommendation from the Company to any party to enter into any transaction or to take any course of action. This presentation does not constitute advice of any kind, including, without limitation, legal, tax or accounting advice, and the creditors of the Company and their respective advisors should receive (and rely on) separate and qualified advice as to the matters set forth herein, including legal, tax and accounting advice. These materials do not constitute an offer or solicitation to sell or purchase any securities. THIS PRESENTATION IS CONFIDENTIAL, AND IT MAY NOT BE COPIED BY, OR DISCLOSED OR MADE AVAILABLE TO, ANY PERSON WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY. The Company shall not have any liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with this presentation. Strictly private & confidential 2

Table of Contents 1. Management Services Agreement 2. Rig Management and Marketing 3. Licenses and Systems for Rig Operations Appendix: a. SDLP Q3 2020 Financials b. 21 03 10 Cash Collateral Reporting c. SDLP Q4 2020 Financials d. January 2021 Monthly Reporting Strictly private & confidential 3Table of Contents 1. Management Services Agreement 2. Rig Management and Marketing 3. Licenses and Systems for Rig Operations Appendix: a. SDLP Q3 2020 Financials b. 21 03 10 Cash Collateral Reporting c. SDLP Q4 2020 Financials d. January 2021 Monthly Reporting Strictly private & confidential 3

Management Services Agreement 4Management Services Agreement 4

Overview of SDLP Cost Base Management service charge detail for the second quarter of 2019 have been provided as this is representative of the average quarterly charges incurred Expense type - $m Total Rig Mgmt fee TopCo Vessel and Rig Opex (cash) $(82.3) $(70.3) $(11.6) $(0.3) G&A expenses (cash) (7.8) (1.7) (5.9) (0.2) Amortization of favorable (11.3) (11.3) - - contracts Reimbursable expenses (3.9) (3.9) - - Depreciation (68.1) (68.1) - - Total $(173.5) $(155.4) $(17.5) $(0.5) Management charge breakdown $m % Corporate Mgmt charge (13.0) 79% Regional Mgmt charge (3.3) 21% Total (16.3) 100% Area management charge (1.2) Total (17.5) The focus of the following slide is the $13.0m corporate management charge related to the recharge of management costs incurred by Seadrill Ltd and its subsidiaries to manage SDLP units. The $13.0m compares to an average of $13.3m average quarterly charge since Q1 2018, while the $3.3m regional charge compares to an average of $4.5m over the same period. Strictly private & confidential 5Overview of SDLP Cost Base Management service charge detail for the second quarter of 2019 have been provided as this is representative of the average quarterly charges incurred Expense type - $m Total Rig Mgmt fee TopCo Vessel and Rig Opex (cash) $(82.3) $(70.3) $(11.6) $(0.3) G&A expenses (cash) (7.8) (1.7) (5.9) (0.2) Amortization of favorable (11.3) (11.3) - - contracts Reimbursable expenses (3.9) (3.9) - - Depreciation (68.1) (68.1) - - Total $(173.5) $(155.4) $(17.5) $(0.5) Management charge breakdown $m % Corporate Mgmt charge (13.0) 79% Regional Mgmt charge (3.3) 21% Total (16.3) 100% Area management charge (1.2) Total (17.5) The focus of the following slide is the $13.0m corporate management charge related to the recharge of management costs incurred by Seadrill Ltd and its subsidiaries to manage SDLP units. The $13.0m compares to an average of $13.3m average quarterly charge since Q1 2018, while the $3.3m regional charge compares to an average of $4.5m over the same period. Strictly private & confidential 5

Group Cost Allocation

Seadrill Partners LLC

The information below represents the total pool of costs (onshore opex and G&A) for the Group (SDRL and managed companies), inclusive of an average 6% margin.

Total Group (SDRL and managed company) onshore opex and G&A

Department	Total	SDLP Share
Total corp. costs for recharge	**$ 45,473,346**	N/A
Floater attributable operating costs	(13,484,921)	5,056,846
Jack-Up, Tender attributable operating costs	(1,902,136)	317,023
Less: unallocated costs (corporate)	(3,055,360)	-
Allocated to rigs based on status and type	$ 27,030,929	$ 7,579,621
Total SDLP		**$ 12,953,490**



Total $45.5m
$13.5m , 30%
$1.9m , 4%
$3.1m , 7%
$27.0m , 59%
Floater operating costs
Jack-Up, Tender operating costs
Unallocated costs
Allocated to rigs based on status and type

- In total $45.5m of Group costs were considered for allocation.
- Of this, $13.5m was related to operating floaters and $1.9m was related to operating jack ups / tender rigs and therefore charged to operating rigs only.
- Before the remaining costs were allocated to all units, certain corporate costs were deducted, and were allocated to SDRL management (unallocated costs (corporate)) reflecting costs related to the management of the overall group.
- The remaining costs were allocated to Group rigs based on rig type (floaters receiving a weighting of 2, HE JU's receiving a weighting of 1.5 and JU/tender receiving a weighting of 1) and operational status (active rigs receiving a 100% weighting to cold stacked rigs receiving a 40% weighting).

Strictly private & confidential

6

Rig Management and Marketing 7Rig Management and Marketing 7

SDLP Rig Management Diagram

Seadrill Partners LLC

Rig Model: Subsidiary group ownership

Contracting: Rig owner or branch operates the rig in country

Opco: Potential to have a holding company between the rig owner and parent but not in all structures



Ownership Structure
External Financing Structure
Operational Structure
Seadrill Limited
SDLP
Opco
Rig Owner
External Owner
Lender
Vendor
Crewing Company
Warehouse
Local Country Payroll Company
Consolidation
Insurance Company
Capital Spare Pool
Seadrill Corporate Management
Subsidiary Group Management
Seadrill Regional Management
Operator
Sub Group Local Branch
Client
Vendor
Seadrill Company
Seadrill Internal Service Provider
Sub-Group Company
External counter party
Cash flow movements:
Equity funding or Interco
Sub Group funding or interco
External Agreements
Internal Agreements
Sub-group Agreements

Strictly private & confidential

8

SDRL Franchise Tendering Strictly private & confidential 9SDRL Franchise Tendering Strictly private & confidential 9

Rig Overlap SDRL Between SDLP

Seadrill Partners LLC

ENVIRONMENT & CATEGORY

	Tenders	HE JUs	BE JUs[2]	HE Semis	BE Semis[3]	HE D/ships	BE D/ships
SDRL Franchise[1]	0	3	18	7	7	1	10
SDLP	3	0	0	1	3	0	4

- Tenders & JUs: SDLP present in the Tender segment; SDRL present in the JU segment
- HE Floaters: SDRL actively present in the segment; limited SDLP presence (one rig)
- BE Floaters: Some rig overlaps in this asset class, but tempered by geographic locations (below)

GEOGRAPHY (BE D/ships only)[4]

	US GOM	Brazil	Angola	India	Malaysia	Non-contracted
SDRL Franchise[1]	1	1	2	0	1	5
SDLP	2	0	0	1	1	0

- No overlaps in most of the key BE UDW Offshore geographies
- Limited competition between two fleets

- Decision to bid a rig for an opportunity ultimately down to SDLP execs and board (see process on separate page)
- But spread of asset classes and geography means limited need to resolve conflicts

(1) SDRL numbers include SDRL Limited, Sonadrill, Seamex, Gulfdrill, NODL; (2) Doesn't include 3 Gulf Drill newbuilds; (3) West Leo and West Pegasus are considered as BE Semis for the purposes of this analysis; (4) Doesn't include 3 Gulf Drill newbuilds

Strictly private & confidential

10

Licenses and Systems for Rig Operations 11Licenses and Systems for Rig Operations 11

“License to Operate”: Compliance with International Safety Management (ISM) § The purpose of the International Safety Management (ISM) Code is to provide an international standard for the safe management and operation of ships and for pollution prevention. It is a mandatory requirement of the International Convention for the Safety of Life at Sea (SOLAS), under the International Maritime Organisation. § The Code establishes safety-management objectives and requires a safety management system (SMS) to be established by the Company , which is defined as the owner or any other organization or person, such as the manager or bareboat charterer, who has assumed responsibility for operating the ship and who, on assuming such responsibility, has agreed to take over all duties and responsibility imposed by the Code. § The Company is then required to establish and implement a policy for achieving these objectives. This includes providing the necessary resources and shore-based support. § Every company is expected to designate a person or persons ashore having direct access to the highest level of management (the Designated Person Ashore – DPA) in order to provide a link between the company an those on board. § The procedures required by the Code should be documented and compiled in a Safety Management Manual, a copy of which should be kept on board. § Failure to comply with the ISM Code is a breach of SOLAS regulations and self-propelled units cannot operate outside these regulations § The ISM code is mandatory for all self-propelled MODUs and a compliant HSSEQ Management System is required. 12 Strictly private & confidential“License to Operate”: Compliance with International Safety Management (ISM) § The purpose of the International Safety Management (ISM) Code is to provide an international standard for the safe management and operation of ships and for pollution prevention. It is a mandatory requirement of the International Convention for the Safety of Life at Sea (SOLAS), under the International Maritime Organisation. § The Code establishes safety-management objectives and requires a safety management system (SMS) to be established by the Company , which is defined as the owner or any other organization or person, such as the manager or bareboat charterer, who has assumed responsibility for operating the ship and who, on assuming such responsibility, has agreed to take over all duties and responsibility imposed by the Code. § The Company is then required to establish and implement a policy for achieving these objectives. This includes providing the necessary resources and shore-based support. § Every company is expected to designate a person or persons ashore having direct access to the highest level of management (the Designated Person Ashore – DPA) in order to provide a link between the company an those on board. § The procedures required by the Code should be documented and compiled in a Safety Management Manual, a copy of which should be kept on board. § Failure to comply with the ISM Code is a breach of SOLAS regulations and self-propelled units cannot operate outside these regulations § The ISM code is mandatory for all self-propelled MODUs and a compliant HSSEQ Management System is required. 12 Strictly private & confidential

“License to Operate”: Compliance with International Safety Management (ISM) Cont’d ISM Compliance: § Seadrill manages ISM requirements and is audited externally to confirm compliance as a registered ship owner. Seadrill’s current Documents of Compliance are valid until 2021-05-05 and will be renewed following the normal auditing and renewal process. Seadrill’s rigs, operational Areas, and Seadrill Management are all audited annually, with the last corporate annual ISM Audit in April 2019. Due to current circumstances around COVID-19, the 2020 audit has been postponed by the auditors until August 2020 using the standard 3-month permitted derogation, and the situation is under regular review by IMO and further derogation many be granted. ISM Management: § Seadrill’s HSSEQ management system, TMS, is compliant with the ISM Code requirements for Safety Management Systems, and the fleet is managed in line with ISM requirements. § This includes: ► Designated Person Ashore: Provision of Designated Person Ashore (DPA), who acts as the link between the crew and executive management as per ISM Code article 4. ► ISM Audits and Related Activities: Under the Audit of Management Systems Directive, Seadrill conducts internal audits and specified activities as required by the ISM Code, including: ► Internal ISM Rig Audits, Internal ISPS Rig Audits, Emergency Preparedness Drills, Internal ISM Rig Masters Reviews, Internal ISM Branch Office Audits, Internal ISM Corporate Office Audits § Similarly, external ISM audits are carried out by 3rd Party Auditors to assess compliance at rig, branch office, and corporate office level as required by the ISM Code. ISM activities are actively managed and tracked in real time using the purpose built ISM dashboard in Synergi, Seadrill’s reporting tool. 13 Strictly private & confidential“License to Operate”: Compliance with International Safety Management (ISM) Cont’d ISM Compliance: § Seadrill manages ISM requirements and is audited externally to confirm compliance as a registered ship owner. Seadrill’s current Documents of Compliance are valid until 2021-05-05 and will be renewed following the normal auditing and renewal process. Seadrill’s rigs, operational Areas, and Seadrill Management are all audited annually, with the last corporate annual ISM Audit in April 2019. Due to current circumstances around COVID-19, the 2020 audit has been postponed by the auditors until August 2020 using the standard 3-month permitted derogation, and the situation is under regular review by IMO and further derogation many be granted. ISM Management: § Seadrill’s HSSEQ management system, TMS, is compliant with the ISM Code requirements for Safety Management Systems, and the fleet is managed in line with ISM requirements. § This includes: ► Designated Person Ashore: Provision of Designated Person Ashore (DPA), who acts as the link between the crew and executive management as per ISM Code article 4. ► ISM Audits and Related Activities: Under the Audit of Management Systems Directive, Seadrill conducts internal audits and specified activities as required by the ISM Code, including: ► Internal ISM Rig Audits, Internal ISPS Rig Audits, Emergency Preparedness Drills, Internal ISM Rig Masters Reviews, Internal ISM Branch Office Audits, Internal ISM Corporate Office Audits § Similarly, external ISM audits are carried out by 3rd Party Auditors to assess compliance at rig, branch office, and corporate office level as required by the ISM Code. ISM activities are actively managed and tracked in real time using the purpose built ISM dashboard in Synergi, Seadrill’s reporting tool. 13 Strictly private & confidential

Key Operating Systems provided by SDRL

Seadrill Partners LLC

Technology / system	Description
Plato	Advanced data analytics platform that monitors rig performance. Developed with the Marsden Group, proprietary SDRL technology
Maximo	IBM asset management software used to operate high-value physical assets with visibility and control across the enterprise. The platform is not proprietary, however the underlying performance management procedure are SDRL's IP.
Vision IQ	Safety system using LIDAR camera technology to dynamically manage the red zone Developed with the Marsden Group Proprietary SDRL technology that is offered to the industry. SDLP is allocated on a cost plus basis, below the pricing offered to other competitors.
RimDrill	Operations management system that collects rig data and required reporting information which is utilized to analyze critical aspects of rig and fleet performance. Platform is not proprietary, however the underlying management systems are SDRL's IP.
Synergi	QHSE reporting and tracking system Platform is not proprietary, however underlying QHSE practices are SDRL's IP.
TMS	HSSEQ management system that is ISM approved Platform is not proprietary, however the underlying procedures are SDRL's IP
CIM	Emergency preparedness system Platform is not proprietary, however the underlying implementation is SDRL's IP
Chemwatch	Chemical management system Platform is not proprietary, however underlying procedures are SDRL's IP.

Strictly private & confidential

14

Key Systems owned by SDLP or third party Technology / system Description Hardware and control systems installed on the West Vela are owned by SDLP Managed Pressure Drilling Hardware on the West Capella is owned by SDLP and the control system is licensed from Weatherford. Control system purchases from National Oilwell Varco and installed on the West Vela and West Auriga. NOVOS Once delivered and installed it is owned by SDLP 15 Strictly private & confidentialKey Systems owned by SDLP or third party Technology / system Description Hardware and control systems installed on the West Vela are owned by SDLP Managed Pressure Drilling Hardware on the West Capella is owned by SDLP and the control system is licensed from Weatherford. Control system purchases from National Oilwell Varco and installed on the West Vela and West Auriga. NOVOS Once delivered and installed it is owned by SDLP 15 Strictly private & confidential

Appendix: a. SDLP Q3 2020 Financials 16Appendix: a. SDLP Q3 2020 Financials 16

Seadrill Partners LLC Unaudited Consolidated Financial Statements For the three and nine months ended September 30, 2020 and September 30, 2019 F-1Seadrill Partners LLC Unaudited Consolidated Financial Statements For the three and nine months ended September 30, 2020 and September 30, 2019 F-1

Seadrill Partners LLC Index to Unaudited Consolidated Financial Statements PAGE F-3 Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2020 and 2019 Unaudited Consolidated Balance Sheets as at September 30, 2020 and December 31, 2019 F-3 Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, F-4 2020 and 2019 Unaudited Consolidated Statements of Changes in Members' Capital for the nine months F-5 ended September 30, 2020 and 2019 Notes to the Unaudited Consolidated Financial Statements F-6 F-2Seadrill Partners LLC Index to Unaudited Consolidated Financial Statements PAGE F-3 Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2020 and 2019 Unaudited Consolidated Balance Sheets as at September 30, 2020 and December 31, 2019 F-3 Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, F-4 2020 and 2019 Unaudited Consolidated Statements of Changes in Members' Capital for the nine months F-5 ended September 30, 2020 and 2019 Notes to the Unaudited Consolidated Financial Statements F-6 F-2

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended September 30, 2020 and 2019

(in $ millions), unless otherwise stated	Three months ended		Nine months ended	
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(Unaudited)	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*
Operating revenues				
Contract revenues	124.8	168.7	431.0	511.8
Reimbursable revenues	2.3	4.0	9.4	13.4
Other revenues	1.3	12.1	2.0	41.8
Total operating revenues	**128.4**	**184.8**	**442.4**	**567.0**
Revaluation of contingent consideration	—	—	—	0.7
Impairment of long-lived assets	—	—	(922.9)	—
Total other operating (loss)/income	**—**	**—**	**(922.9)**	**0.7**
Operating expenses				
Vessel and rig operating expenses	60.5	77.4	206.0	238.2
Amortization of favorable contracts	11.3	11.3	33.9	33.9
Reimbursable expenses	2.1	3.7	8.7	12.4
Depreciation and amortization	53.4	69.3	176.4	204.8
Selling, general and administrative expenses	9.7	10.1	26.7	25.5
Total operating expenses	**137.0**	**171.8**	**451.7**	**514.8**
Operating (loss)/ income	**(8.6)**	**13.0**	**(932.2)**	**52.9**
Financial and other items				
Interest income	1.2	4.8	5.4	16.8
Interest expense	(65.6)	(64.8)	(180.4)	(200.5)
(Loss)/gain on derivative financial instruments	(8.0)	0.9	(13.8)	(26.7)
Foreign currency exchange gain/(loss)	0.2	(1.4)	(2.6)	(2.5)
Other financial items	(0.1)	(0.2)	(0.3)	(1.0)
Total financial and other items	**(72.3)**	**(60.7)**	**(191.7)**	**(213.9)**
Loss before taxes	**(80.9)**	**(47.7)**	**(1,123.9)**	**(161.0)**
Tax (expense)/benefit	(10.2)	(6.5)	(33.9)	16.7
Net loss	**(91.1)**	**(54.2)**	**(1,157.8)**	**(144.3)**
Net loss attributable to Seadrill Partners LLC members	**(53.2)**	**(23.7)**	**(644.0)**	**(63.8)**
Net loss attributable to the non-controlling interest	**(37.9)**	**(30.5)**	**(513.8)**	**(80.5)**
Common units (basic and diluted) *(in thousands)*	7,528	7,528	7,528	7,528
Subordinated units (basic and diluted) *(in thousands)*	1,654	1,654	1,654	1,654

F-3

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at September 30, 2020 and December 31, 2019

(in $ millions), unless otherwise stated	As at September 30, 2020	As at December 31, 2019
	(Unaudited)	*(Audited)*
ASSETS		
Current assets		
Cash and cash equivalents	313.5	560.0
Restricted cash	16.4	—
Accounts receivables, net	108.9	146.7
Amount due from related party	7.9	6.9
Other current assets	49.3	119.5
Total current assets	**496.0**	**833.1**
Non-current assets		
Drilling units	3,761.5	4,840.8
Deferred tax assets	12.8	6.1
Other non-current assets	5.4	—
Total non-current assets	**3,779.7**	**4,846.9**
Total assets	**4,275.7**	**5,680.0**
LIABILITIES AND EQUITY		
Current liabilities		
Debt due within twelve months	2,617.9	301.4
Trade accounts payable	16.1	17.4
Current portion of deferred and contingent consideration to related party	9.4	31.5
Related party payables	91.1	79.5
Other current liabilities	117.2	103.5
Total current liabilities	**2,851.7**	**533.3**
Non-current liabilities		
Long-term debt	—	2,576.8
Deferred tax liability	14.0	2.0
Other non-current liabilities	44.1	44.2
Total non-current liabilities	**58.1**	**2,623.0**
Total liabilities	**2,909.8**	**3,156.3**
Equity		
Members' capital:		
Common unitholders (issued 7,527,830 units as at September 30, 2020 and December 31, 2019)	618.8	1,146.8
Subordinated unitholders (issued 1,654,335 units as at September 30, 2020 and December 31, 2019)	(27.8)	88.2
Total members' capital	**591.0**	**1,235.0**
Non-controlling interest	774.9	1,288.7
Total equity	**1,365.9**	**2,523.7**
Total liabilities and equity	**4,275.7**	**5,680.0**

F-3

SEADRILL PARTNERS LLC UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS for the nine months ended September 30, 2020 and 2019 (in $ millions) Nine months ended September September 30, 2020 30, 2019 (Unaudited) (Unaudited) Cash Flows from Operating Activities Net loss (1,157.8) (144.3) Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 176.4 204.8 Amortization of deferred loan charges 22.9 9.4 Amortization of favorable contracts 33.9 33.9 Impairment of long-lived assets 922.9 — Unrealized (gain)/loss on derivative financial instruments (6.3) 29.1 Payment for long term maintenance (14.2) (66.7) Net movement in income taxes 5.3 3.5 Revaluation of contingent consideration — (0.7) Accretion of discount on deferred consideration 0.9 3.1 Changes in operating assets and liabilities, net of effect of acquisitions: Trade accounts receivable 37.8 13.1 Prepaid expenses and accrued income (29.0) (2.3) Trade accounts payable (1.3) 5.5 Related party balances 10.6 (31.1) Other assets 38.7 (2.3) Other liabilities 66.2 (51.1) Changes in deferred revenue (1.7) (0.9) Other, net — 0.6 Net cash provided by operating activities 105.3 3.6 Cash Flows from Investing Activities Additions to drilling units (5.8) (22.0) Net cash used in investing activities (5.8) (22.0) Cash Flows from Financing Activities Repayments of debt (306.6) (144.2) Contingent consideration paid (23.0) (22.3) Cash distributions — (3.1) Net cash used in financing activities (329.6) (169.6) Effect of exchange rate changes on cash — — Net decrease in cash and cash equivalents (230.1) (188.0) Cash and cash equivalents, including restricted cash at beginning of the period 560.0 841.6 Cash and cash equivalents, including restricted cash at the end of period 329.9 653.6 F-4SEADRILL PARTNERS LLC UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS for the nine months ended September 30, 2020 and 2019 (in $ millions) Nine months ended September September 30, 2020 30, 2019 (Unaudited) (Unaudited) Cash Flows from Operating Activities Net loss (1,157.8) (144.3) Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 176.4 204.8 Amortization of deferred loan charges 22.9 9.4 Amortization of favorable contracts 33.9 33.9 Impairment of long-lived assets 922.9 — Unrealized (gain)/loss on derivative financial instruments (6.3) 29.1 Payment for long term maintenance (14.2) (66.7) Net movement in income taxes 5.3 3.5 Revaluation of contingent consideration — (0.7) Accretion of discount on deferred consideration 0.9 3.1 Changes in operating assets and liabilities, net of effect of acquisitions: Trade accounts receivable 37.8 13.1 Prepaid expenses and accrued income (29.0) (2.3) Trade accounts payable (1.3) 5.5 Related party balances 10.6 (31.1) Other assets 38.7 (2.3) Other liabilities 66.2 (51.1) Changes in deferred revenue (1.7) (0.9) Other, net — 0.6 Net cash provided by operating activities 105.3 3.6 Cash Flows from Investing Activities Additions to drilling units (5.8) (22.0) Net cash used in investing activities (5.8) (22.0) Cash Flows from Financing Activities Repayments of debt (306.6) (144.2) Contingent consideration paid (23.0) (22.3) Cash distributions — (3.1) Net cash used in financing activities (329.6) (169.6) Effect of exchange rate changes on cash — — Net decrease in cash and cash equivalents (230.1) (188.0) Cash and cash equivalents, including restricted cash at beginning of the period 560.0 841.6 Cash and cash equivalents, including restricted cash at the end of period 329.9 653.6 F-4

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
for the nine months ended September 30, 2020 and 2019

(in $ millions)	Members' capital				
	Common units	Subordinated units	Total members' capital	Non-controlling interest	Total equity
Balance at December 31, 2018 (audited)	**1,224.8**	**104.9**	**1,329.7**	**1,384.5**	**2,714.2**
Net loss	(52.3)	(11.5)	**(63.8)**	(80.5)	**(144.3)**
Cash distribution	(1.6)	—	**(1.6)**	(1.5)	**(3.1)**
Balance at September 30, 2019 (unaudited)	**1,170.9**	**93.4**	**1,264.3**	**1,302.5**	**2,566.8**
Balance at December 31, 2019 (audited)	**1,146.8**	**88.2**	**1,235.0**	**1,288.7**	**2,523.7**
Net loss	(528.0)	(116.0)	**(644.0)**	(513.8)	**(1,157.8)**
Balance at September 30, 2020 (unaudited)	**618.8**	**(27.8)**	**591.0**	**774.9**	**1,365.9**

F-5

SEADRILL PARTNERS LLC NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS Note 1 - General information The financial information included herein has been prepared solely for the purpose of complying with the agreements as set forth in the Term Loan B forbearance agreement dated November 24, 2020. In accordance with its exchange listing requirements, the Company reports its financial information on a semi- annual basis. As the company does not publicly prepare financial information for the first and third quarter of each fiscal year, the results included herein are to be treated strictly private and confidential. The financial information provided as part of this submission exclude items that would be otherwise be reviewed in a cycle consistent to our public reporting calendar. Such omissions include, but are not limited to, the following: - Review of impairment indicators for our drilling unit fleet; - Consideration of events of default and associated forbearance agreements on the classification of current and long-term external debt; - Recalculation of allowance for expected credit losses. The information provided is unaudited and limited in scope. Nevertheless, the Company has made reasonable efforts to provide complete and accurate information as known at the time. Subsequent information or discovery may result in material changes to this report and errors or omissions may exist. F-6SEADRILL PARTNERS LLC NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS Note 1 - General information The financial information included herein has been prepared solely for the purpose of complying with the agreements as set forth in the Term Loan B forbearance agreement dated November 24, 2020. In accordance with its exchange listing requirements, the Company reports its financial information on a semi- annual basis. As the company does not publicly prepare financial information for the first and third quarter of each fiscal year, the results included herein are to be treated strictly private and confidential. The financial information provided as part of this submission exclude items that would be otherwise be reviewed in a cycle consistent to our public reporting calendar. Such omissions include, but are not limited to, the following: - Review of impairment indicators for our drilling unit fleet; - Consideration of events of default and associated forbearance agreements on the classification of current and long-term external debt; - Recalculation of allowance for expected credit losses. The information provided is unaudited and limited in scope. Nevertheless, the Company has made reasonable efforts to provide complete and accurate information as known at the time. Subsequent information or discovery may result in material changes to this report and errors or omissions may exist. F-6

Appendix: b. 21 03 10 Cash Collateral Reporting 24Appendix: b. 21 03 10 Cash Collateral Reporting 24

Cash Collateral Reporting March 10, 2021 Experience. Alignment. Results.Cash Collateral Reporting March 10, 2021 Experience. Alignment. Results.

Disclaimer This document and the information contained herein (“Document”) has been prepared for the informational purposes of authorized Recipients only, and is not intended to provide, and should not be relied on for, investment, lending, tax, legal or accounting advice. Nothing in the Document shall constitute an offer or a solicitation of an offer to buy or sell any products or services or enter into any transaction, including, but not limited with respect to, any securities, financial instruments or other investments or investment advice. Recipients should seek the advice of their own independent professionals prior to making any investment or other decision. This Document may contain forward-looking statements subject to many variable factors and uncertainties that could cause actual results to differ materially from what is set forth or projected herein. The Document (unless otherwise explicitly stated) is a preliminary draft and subject to change. Notwithstanding the foregoing, M3 prepared this Document as of the date hereof, and assumes no obligation to update or revise it for any reason whatsoever thereafter. M-III Partners LP (“M3”) makes no representation whatsoever regarding the adequacy of the Document for any purpose. In conducting analysis reflected in this Document, M3 assumed, without verification, the accuracy of information provided to it or obtained from third parties. No one from M3 or any representative of M3 shall have any liability to any party for any error or omission with respect to any of the information contained herein. M3 may have prepared or in the future may prepare other documents that are inconsistent with, and reach different conclusions from, the information presented in this Document. M3 assumes no obligation to bring such other documents to a Recipient’s attention. The analysis reflected in the Document would not necessarily reveal any material misstatement, omission or error and does not constitute an audit, review, compilation or other attestation service in accordance with Generally Accepted Accounting Principles or other standards established by the American Institute of Certified Public Accountants. M3 does not express an opinion or any other form of assurance on any financial or other information. Had M3 or another party performed additional work, including more in-depth verification or analysis, other matters might have come to its attention. Pursuant to Internal Revenue Service Circular 230 (if applicable), be advised that any discussion of U.S. federal tax issues contained or referred to herein is not intended or written to be used, for the purpose of: (A) avoiding penalties that may be imposed under the internal Revenue code; nor (B) promoting, marketing or recommending to another party any transaction or matter addressed. M3 reserves all rights. Nothing in the Document shall be construed as granting any license or right to use any image, trademark or other intellectual property of M3. Unless otherwise indicated, all capitalized terms used herein have the same meaning as in the Agreement. 26Disclaimer This document and the information contained herein (“Document”) has been prepared for the informational purposes of authorized Recipients only, and is not intended to provide, and should not be relied on for, investment, lending, tax, legal or accounting advice. Nothing in the Document shall constitute an offer or a solicitation of an offer to buy or sell any products or services or enter into any transaction, including, but not limited with respect to, any securities, financial instruments or other investments or investment advice. Recipients should seek the advice of their own independent professionals prior to making any investment or other decision. This Document may contain forward-looking statements subject to many variable factors and uncertainties that could cause actual results to differ materially from what is set forth or projected herein. The Document (unless otherwise explicitly stated) is a preliminary draft and subject to change. Notwithstanding the foregoing, M3 prepared this Document as of the date hereof, and assumes no obligation to update or revise it for any reason whatsoever thereafter. M-III Partners LP (“M3”) makes no representation whatsoever regarding the adequacy of the Document for any purpose. In conducting analysis reflected in this Document, M3 assumed, without verification, the accuracy of information provided to it or obtained from third parties. No one from M3 or any representative of M3 shall have any liability to any party for any error or omission with respect to any of the information contained herein. M3 may have prepared or in the future may prepare other documents that are inconsistent with, and reach different conclusions from, the information presented in this Document. M3 assumes no obligation to bring such other documents to a Recipient’s attention. The analysis reflected in the Document would not necessarily reveal any material misstatement, omission or error and does not constitute an audit, review, compilation or other attestation service in accordance with Generally Accepted Accounting Principles or other standards established by the American Institute of Certified Public Accountants. M3 does not express an opinion or any other form of assurance on any financial or other information. Had M3 or another party performed additional work, including more in-depth verification or analysis, other matters might have come to its attention. Pursuant to Internal Revenue Service Circular 230 (if applicable), be advised that any discussion of U.S. federal tax issues contained or referred to herein is not intended or written to be used, for the purpose of: (A) avoiding penalties that may be imposed under the internal Revenue code; nor (B) promoting, marketing or recommending to another party any transaction or matter addressed. M3 reserves all rights. Nothing in the Document shall be construed as granting any license or right to use any image, trademark or other intellectual property of M3. Unless otherwise indicated, all capitalized terms used herein have the same meaning as in the Agreement. 26

Pursuant to the Cash Collateral Order dated December 4, 2020, the Debtors have certain reporting obligations related to weekly cash flow variances and cash balances by account

Cash balance as of March 05, 2021 was ~$392MM

Cash balance is ~$49MM ahead of the fourth interim budget

Comparison of Actuals vs. Forecast: 03/05/21

($ in 000s)	Week Ended March 5, 2021[1]				Cumulative since Fourth Cash Collateral Budget[2]					
	Budget	Actual	$ Fav/ (Unfav)	% Fav/ (Unfav)	Budget	Actual	$ Fav/ (Unfav)	% Fav/ (Unfav)	Threshold	Outcome
RECEIPTS										
Net Operating Receipts	$ 1,402	$ 5,510	$ 4,107	N/M	$ 23,873	$ 23,288	($ 584)	(2.4%)		
Other Receipts	--	--	--	N/A	--	1,596	1,596	N/A		
Total Receipts	**1,402**	**5,510**	**4,107**	**N/M**	**23,873**	**24,884**	**1,012**	**4.2%**		
OPERATING DISBURSEMENTS										
Trade and Operating Expenses	(3,236)	(1,810)	1,426	44.1%	(15,321)	(8,170)	7,151	46.7%		
Personnel Costs	(2,729)	(1,434)	1,295	47.4%	(6,989)	(1,947)	5,042	72.1%		
Taxes	--	(791)	(791)	N/A	(5,530)	(885)	4,645	84.0%		
Insurance	--	(351)	(351)	N/A	(606)	(895)	(289)	(47.7%)		
Other/Contingency	(750)	(12)	738	98.4%	(7,900)	(12)	7,888	99.8%		
	(6,715)	**(4,399)**	**2,316**	**34.5%**	**(36,345)**	**(11,908)**	**24,437**	**67.2%**		
Intracompany Receipts	--	3,266	3,266	N/A	--	7,248	7,248	N/A		
Intracompany Disbursements	--	(3,300)	(3,300)	N/A	(139)	(7,291)	(7,152)	N/M		
Net Intracompany	--	(34)	(34)	N/A	(139)	(43)	96	(69.2%)		
Total Operating Disbursements	**(6,715)**	**(4,433)**	**2,282**	**34.0%**	**(36,484)**	**(11,951)**	**24,533**	**67.2%**		
Total Operating Cash Flow	**($5,312)**	**$1,077**	**$6,390**	**120.3%**	**($12,612)**	**$12,933**	**$25,545**	**N/M**		
NON-OPERATING ACTIVITIES										
Capital Expenditures and LTM	(738)	--	738	100.0%	(2,951)	--	2,951	100.0%		
3rd Party Debt Service	--	--	--	N/A	--	--	--	N/A		
Other Non-Operating Activities	--	--	--	N/A	(7,749)	(283)	7,466	96.3%		
Professional Fees	(3,643)	--	3,643	100.0%	(14,266)	(1,613)	12,653	88.7%		
Total Non-Operating Activities	**(4,380)**	**--**	**4,380**	**100.0%**	**(24,967)**	**(1,896)**	**23,070**	**92.4%**		
Net Cash Flow	**($9,693)**	**$1,077**	**$10,770**	**111.1%**	**($37,578)**	**$11,037**	**$48,615**	**129.4%**		
LIQUIDITY SCHEDULE										
Cash Schedule										
Beginning Cash Balance	353,245	391,054[3]	37,809	10.7%	381,131	381,094[3]	(36)	(0.0%)		
Net Cash Flow	(9,693)	1,077	10,770	111.1%	(37,578)	11,037	48,615	129.4%		
Ending Cash Balance	**343,552**	**392,131**	**48,579**	**14.1%**	**343,552**	**392,131**	**48,579**	**14.1%**		
Restricted Cash	(17,607)	(16,406)	1,200	6.8%	(17,607)	(16,406)	1,200	6.8%		
Total Liquidity	**$325,945**	**$375,725**	**$49,779**	**15.3%**	**$325,945**	**$375,725**	**$49,779**	**15.3%**		
Variance Testing										
Receipts					**23,873**	**24,884**	**1,012**	**4.2%**	(15.0%)	**PASS**
Operating Disbursements					**(39,435)**	**(11,951)**	**27,484**	**69.7%**	(10.0%)	**PASS**

Source: Fourth Interim Cash Collateral Budget; Company's Bank Statement Reporting

(1) Variance represents the one-week period relative to the fourth interim cash collateral budget approved by the TLB group during the week ending March 05, 2021

(2) Variance represents the four-week period relative to the fourth interim cash collateral budget approved by the TLB group during the four weeks ending March 05, 2021

(3) Starting cash balance reflects slight timing differences in cash reporting for certain accounts, as well as FX effects; FX rates as of February 27, 2021

M3 PARTNERS

27

Cash Balances by Account

Schedule of Account Balances *($000s)*

LE #	Legal Entity Name	Account Number	3/5/2021
145	Seadrill Hungary Kft	x1018	$9.4
145	Seadrill Hungary Kft	x6425	10.0
147	Seadrill Polaris Limited	x0192	10.0
150	Seadrill Polaris Ltd, Gabon Branch	x8001	0.0
196	Seadrill Canada Ltd	x9001	17.1
196	Seadrill Canada Ltd	x3059	91.9
201	Seadrill Partners LLC	x7209	10.0
202	Seadrill Operating GP LLC	x7217	0.1
203	Seadrill Operating LP	x7225	247.7
204	Seadrill Opco Sub LLC	x7233	10.0
205	Seadrill China Operations Ltd S.a.r.l.	x7671	10.0
207	Seadrill Capricorn Holdings LLC	x7268	10.0
208	Seadrill Capricorn Ltd	x7436	10.0
210	Seadrill US Gulf LLC	x2276	159.2
211	Seadrill Gulf Operations Auriga LLC	x6269	107.2
212	Seadrill Gulf Operations Vela LLC	x6082	274.6
214	Seadrill Auriga Hungary Kft	x9005	(0.0)
214	Seadrill Auriga Hungary Kft	x6433	10.0
215	Seadrill Vela Hungary Kft	x0003	39.0
215	Seadrill Vela Hungary Kft	x6417	10.0
216	Seadrill Partners Operating LLC	x7241	10.0
218	Seadrill Gulf Operations Sirius LLC	x1026	231.1
222	Seadrill Vela UK Ltd	x8818	10.0
223	Seadrill Auriga UK Ltd	x8842	10.0
224	Seadrill Sirius UK Ltd	x7567	9.7
225	Seadrill Partners Finco LLC	x7655	-
231	Seadrill Partners B.V.	x4766	410.4
231	Seadrill Partners B.V.	x3806	18.2

Source: Company's Bank Statement Reporting, reflects spot rates as of February 27, 2021

M3 PARTNERS

28

Cash Balances by Account (cont'd)

Schedule of Account Balances *($000s)*

LE #	Legal Entity Name	Account Number	3/5/2021
231	Seadrill Partners B.V.	x6011	10.0
412	Seadrill International Ltd - Thailand Branch	x4005	143.9
412	Seadrill International Ltd - Thailand Branch	x4102	1.7
519	Seadrill Partners Deepwater Services Ltd	x9458	-
519	Seadrill Partners Contracting Ltd	x9423	(0.9)
620	Seadrill International Limited	x9019	8.6
620	Seadrill International Limited	x6003	10.0
620	Seadrill International Limited	x9668	212.8
641	Seadrill Mobile Units (Nigeria) Limited	x7698	-
647	Seadrill Deepwater Drillship Ltd	x0299	10.0
669	Seadrill Vencedor Ltd	x7161	10.0
670	Seadrill T-15 Limited	x5991	10.0
670	Seadrill T-15 Limited	x9676	0.6
671	Seadrill T-16 Ltd	x5983	-
671	Seadrill T-16 Ltd	x9633	0.6
693	Seadrill Leo Ltd	x9415	10.0
694	Seadrill Ghana Operations Ltd	x9431	10.0
769	Seadrill Ireland Ltd	x7663	10.0
771	BUT Seadrill Vencedor Ltd - Indonesia Branch	x7005	279.8
771	BUT Seadrill Vencedor Ltd - Indonesia Branch	x7501	0.1
777	Seadrill International Ltd, India Branch	x6013	1,866.7
777	Seadrill International Ltd, India Branch	x6021	230.8
942	Seabras Rig Holdco Kft	x3002	43.9
942	Seabras Rig Holdco Kft	x6441	10.0
978	Seadrill Partners Malaysia Sdn Bhd	x1002	12,164.5
978	Seadrill Partners Malaysia Sdn Bhd	x1029	8.0
978	Seadrill Partners Malaysia Sdn Bhd	x6046	-
979	Seadrill Partners Labuan Ltd	x1009	8.3

Source: Company's Bank Statement Reporting, reflects spot rates as of February 27, 2021

M3 PARTNERS
29

Cash Balances by Account (cont’d) Schedule of Account Balances ($000s) LE # Legal Entity Name Account Number 3/5/2021 979 Seadrill Partners Labuan Ltd x6038 - 145 Seadrill Hungary Kft x8519 668.2 145 Seadrill Hungary Kft x9392 18,437.8 147 Seadrill Polaris Limited x8929 14,832.9 196 Seadrill Canada Ltd x8329 4 5.4 201 Seadrill Partners LLC x6771 178.0 201 Seadrill Partners LLC x6061 1,034.0 202 Seadrill Operating GP LLC x6709 (0.0) 203 Seadrill Operating LP x6290 1,016.3 204 Seadrill Opco Sub LLC x6339 4 6.3 205 Seadrill China Operations Ltd S.a.r.I. x9143 1,187.8 207 Seadrill Capricorn Holdings LLC x6355 51,884.5 207 Seadrill Capricorn Holdings LLC x7288 15,843.4 208 Seadrill Capricorn Ltd x9259 4 6.3 209 Seadrill Capricorn Ltd - DMCC Branch x4853 110.8 210 Seadrill US Gulf LLC x7971 512.5 211 Seadrill Gulf Operations Auriga LLC x6820 38,149.1 212 Seadrill Gulf Operations Vela LLC x6847 54,067.4 214 Seadrill Auriga Hungary Kft x0097 68,277.6 214 Seadrill Auriga Hungary Kft x0089 1,798.8 215 Seadrill Vela Hungary Kft x0054 60,317.3 215 Seadrill Vela Hungary Kft x0070 106.4 216 Seadrill Partners Operating LLC x3794 262.0 218 Seadrill Gulf Operations Sirius LLC x8442 8 6.3 222 Seadrill Vela UK Ltd x0738 0.0 223 Seadrill Auriga UK Ltd x0584 (0.0) 224 Seadrill Sirius UK Ltd x0673 0.1 502 Seabras Rig Holdco Kft., Swiss Branch x8873 18.8 Source: Company’s Bank Statement Reporting, reflects spot rates as of February 27, 2021 30Cash Balances by Account (cont’d) Schedule of Account Balances ($000s) LE # Legal Entity Name Account Number 3/5/2021 979 Seadrill Partners Labuan Ltd x6038 - 145 Seadrill Hungary Kft x8519 668.2 145 Seadrill Hungary Kft x9392 18,437.8 147 Seadrill Polaris Limited x8929 14,832.9 196 Seadrill Canada Ltd x8329 4 5.4 201 Seadrill Partners LLC x6771 178.0 201 Seadrill Partners LLC x6061 1,034.0 202 Seadrill Operating GP LLC x6709 (0.0) 203 Seadrill Operating LP x6290 1,016.3 204 Seadrill Opco Sub LLC x6339 4 6.3 205 Seadrill China Operations Ltd S.a.r.I. x9143 1,187.8 207 Seadrill Capricorn Holdings LLC x6355 51,884.5 207 Seadrill Capricorn Holdings LLC x7288 15,843.4 208 Seadrill Capricorn Ltd x9259 4 6.3 209 Seadrill Capricorn Ltd - DMCC Branch x4853 110.8 210 Seadrill US Gulf LLC x7971 512.5 211 Seadrill Gulf Operations Auriga LLC x6820 38,149.1 212 Seadrill Gulf Operations Vela LLC x6847 54,067.4 214 Seadrill Auriga Hungary Kft x0097 68,277.6 214 Seadrill Auriga Hungary Kft x0089 1,798.8 215 Seadrill Vela Hungary Kft x0054 60,317.3 215 Seadrill Vela Hungary Kft x0070 106.4 216 Seadrill Partners Operating LLC x3794 262.0 218 Seadrill Gulf Operations Sirius LLC x8442 8 6.3 222 Seadrill Vela UK Ltd x0738 0.0 223 Seadrill Auriga UK Ltd x0584 (0.0) 224 Seadrill Sirius UK Ltd x0673 0.1 502 Seabras Rig Holdco Kft., Swiss Branch x8873 18.8 Source: Company’s Bank Statement Reporting, reflects spot rates as of February 27, 2021 30

Cash Balances by Account (cont’d) Schedule of Account Balances ($000s) LE # Legal Entity Name Account Number 3/5/2021 504 Seadrill Auriga Hungary Kft., Swiss Branch x8857 194.2 508 Seadrill Hungary Kft., Swiss Branch x8849 1,092.0 513 Seadrill Vela Hungary Kft., Swiss Branch x8865 16.7 519 Seadrill Partners Contracting Ltd x6764 (0.1) 519 Seadrill Partners Deepwater Services Ltd x7108 (0.1) 620 Seadrill International Limited x9675 0.2 620 Seadrill International Limited x7342 12,285.8 640 Seadrill Polaris Ltd x6640 3,086.9 640 Seadrill Polaris Ltd x4467 451.8 647 Seadrill Deepwater Drillship Ltd x5281 0.3 654 Seadrill Ghana Operations Ltd - Ivory Coast Branch x6851 139.6 669 Seadrill Vencedor Ltd x9613 2,392.4 669 Seadrill Vencedor Ltd x3929 934.9 670 Seadrill T-15 Limited x1845 2.4 671 Seadrill T-16 Ltd x1888 6 6.8 692 Seadrill Ghana Operations Ltd - Ghana Branch x6195 2,811.3 693 Seadrill Leo Ltd x7366 2,854.2 694 Seadrill Ghana Operations Ltd x7626 3 0.7 769 Seadrill Ireland Ltd x1 52 57.0 942 Seabras Rig Holdco Kft x8581 18,806.0 942 Seabras Rig Holdco Kft x0197 298.6 641 Seadrill Mobile Units (Nigeria) Limited x8441 171.7 641 Seadrill Mobile Units (Nigeria) Limited x3888 391.2 692 Seadrill Ghana Operations Ltd - Ghana Branch x4411 2.1 692 Seadrill Ghana Operations Ltd - Ghana Branch x2305 5.1 771 BUT Seadrill Vencedor Ltd - Indonesia Branch x30.6 4.0 771 BUT Seadrill Vencedor Ltd - Indonesia Branch x30.8 312.3 Total $392,131.1 Source: Company’s Bank Statement Reporting, reflects spot rates as of February 27, 2021 31Cash Balances by Account (cont’d) Schedule of Account Balances ($000s) LE # Legal Entity Name Account Number 3/5/2021 504 Seadrill Auriga Hungary Kft., Swiss Branch x8857 194.2 508 Seadrill Hungary Kft., Swiss Branch x8849 1,092.0 513 Seadrill Vela Hungary Kft., Swiss Branch x8865 16.7 519 Seadrill Partners Contracting Ltd x6764 (0.1) 519 Seadrill Partners Deepwater Services Ltd x7108 (0.1) 620 Seadrill International Limited x9675 0.2 620 Seadrill International Limited x7342 12,285.8 640 Seadrill Polaris Ltd x6640 3,086.9 640 Seadrill Polaris Ltd x4467 451.8 647 Seadrill Deepwater Drillship Ltd x5281 0.3 654 Seadrill Ghana Operations Ltd - Ivory Coast Branch x6851 139.6 669 Seadrill Vencedor Ltd x9613 2,392.4 669 Seadrill Vencedor Ltd x3929 934.9 670 Seadrill T-15 Limited x1845 2.4 671 Seadrill T-16 Ltd x1888 6 6.8 692 Seadrill Ghana Operations Ltd - Ghana Branch x6195 2,811.3 693 Seadrill Leo Ltd x7366 2,854.2 694 Seadrill Ghana Operations Ltd x7626 3 0.7 769 Seadrill Ireland Ltd x1 52 57.0 942 Seabras Rig Holdco Kft x8581 18,806.0 942 Seabras Rig Holdco Kft x0197 298.6 641 Seadrill Mobile Units (Nigeria) Limited x8441 171.7 641 Seadrill Mobile Units (Nigeria) Limited x3888 391.2 692 Seadrill Ghana Operations Ltd - Ghana Branch x4411 2.1 692 Seadrill Ghana Operations Ltd - Ghana Branch x2305 5.1 771 BUT Seadrill Vencedor Ltd - Indonesia Branch x30.6 4.0 771 BUT Seadrill Vencedor Ltd - Indonesia Branch x30.8 312.3 Total $392,131.1 Source: Company’s Bank Statement Reporting, reflects spot rates as of February 27, 2021 31 th 1700 Broadway – 19 Floor New York, New York 10019 212.202.2200 ( info@m3-partners.com www.m3-partners.comth 1700 Broadway – 19 Floor New York, New York 10019 212.202.2200 ( info@m3-partners.com www.m3-partners.com

Appendix: c. SDLP Q4 2020 Financials 33Appendix: c. SDLP Q4 2020 Financials 33

SDLP Consolidated Income Statement Dec 2020 Impairment analysis for Q4 will be completed once the final business plan has been filed wih the US courts. Profit and Loss 4Q20 Dec $million 2020 Operating Revenues Contract revenues 94.9 Reimbursable revenues 1.7 Management contract revenue 0.0 Other revenues 0.3 Total operating revenues 96.9 Revaluation of contingent consideration 0.0 Impairment of long-lived assets 0.0 Gain on sale of assets 0.0 Total other operating (loss)/income 0.0 Operating expenses Vessel and rig operating expenses 51.1 Amortization of favorable contracts 6.5 Reimbursable expenses 1.5 Depreciation 54.4 Selling, general and administrative expenses 7.7 Total operating expenses 121.2 Operating income -24.3 Financial and other items Interest income 0.7 Interest expense -54.9 Gain/(Loss) on derivative financial instruments -2.3 Foreign currency exchange gain/(loss) -0.1 Reorganization items, net -66.4 Other financial items -0.2 Net financial items -123.2 Income/(loss) before taxes -147.5 Tax benefit/(expense) -0.6 Net income/(loss) -148.1 Net income attributable to Seadrill Partners LLC members -86.3 Net income attributable to the non-controlling interest -61.8 34SDLP Consolidated Income Statement Dec 2020 Impairment analysis for Q4 will be completed once the final business plan has been filed wih the US courts. Profit and Loss 4Q20 Dec $million 2020 Operating Revenues Contract revenues 94.9 Reimbursable revenues 1.7 Management contract revenue 0.0 Other revenues 0.3 Total operating revenues 96.9 Revaluation of contingent consideration 0.0 Impairment of long-lived assets 0.0 Gain on sale of assets 0.0 Total other operating (loss)/income 0.0 Operating expenses Vessel and rig operating expenses 51.1 Amortization of favorable contracts 6.5 Reimbursable expenses 1.5 Depreciation 54.4 Selling, general and administrative expenses 7.7 Total operating expenses 121.2 Operating income -24.3 Financial and other items Interest income 0.7 Interest expense -54.9 Gain/(Loss) on derivative financial instruments -2.3 Foreign currency exchange gain/(loss) -0.1 Reorganization items, net -66.4 Other financial items -0.2 Net financial items -123.2 Income/(loss) before taxes -147.5 Tax benefit/(expense) -0.6 Net income/(loss) -148.1 Net income attributable to Seadrill Partners LLC members -86.3 Net income attributable to the non-controlling interest -61.8 34

Seadrill Partners LLC

SDLP Consolidated Balance Sheet Dec 2020

Impairment analysis for Q4 will be completed once the final business plan has been filed wih the US courts.

Balance sheet	POST 4Q20 Dec 2020	PRE 4Q20 Dec 2020
Cash and cash equivalents	362.0	362.0
Restricted cash	16.4	16.4
Accounts receivables, net	56.6	56.6
Amounts due from related parties	7.6	7.6
Other current assets	44.8	44.8
Total current assets	**487.4**	**487.4**
Drilling units	3,715.8	3,715.8
Goodwill	-	-
Deferred tax assets	15.2	15.2
Other non-current assets	8.0	8.0
Total non-current assets	**3,739.0**	**3,739.0**
Total assets	**4,226.4**	**4,226.4**
Debt due within twelve months	-	**2,727.1**
Current portion of long-term related party debt	-	-
Trade accounts payable	**4.2**	**17.5**
Current portion of deferred and contingent consideration to related party	-	**2.8**
Related party payables	**7.4**	**78.9**
Other current liabilities	**60.0**	**124.4**
Total current liabilities	**71.6**	**2,950.7**
Liabilities subject to compromise	2,879.1	-
Long-term debt	-	-
Long term deferred and contingent consideration to related party	-	-
Deferred tax liability	13.5	13.5
Other non-current liabilities	44.4	44.4
Total non-current liabilities	**57.9**	**57.9**
Total liabilities	**3,008.6**	**3,008.6**
Total members' capital	504.7	504.7
Non-controlling interest	713.1	713.1
Total equity	**1,217.8**	**1,217.8**
Total liabilities and equity	**4,226.4**	**4,226.4**

35

Cash Flow Statement In US$ millions 4Q20 Cash Flows from Operating Activities Net income - 148.1 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 54.4 Amortization of deferred loan charges 21.3 Amortization of favorable contracts 6.5 Impairment of long-lived assets - Unrealized loss on derivative financial instruments 2.3 Unrealized foreign exchange gain - Payment for long-term maintenance - 5.1 Deferred tax - 2.9 Non-cash reorganization items 50.0 Revaluation of contingent consideration - Accretion of discount on deferred consideration 1.0 Changes in operating assets and liabilities Trade accounts receivable 52.3 Prepaid expenses and accrued income - 3.3 Trade accounts payable 1.4 Related party receivables 0.3 Related party payables - 12.2 Net change in related party balances - 11.9 Other assets 0.4 Other liabilities 41.8 Changes in deferred revenue - 0.4 80.3 Net cash (used) provided by operating activities 59.7 Cash Flows from Investing Activities Additions to drilling units - 3.6 Receipts from loans granted to related parties - Net cash used in investing activities - 3.6 Cash Flows from Financing Activities Net proceeds from long term debt - Net proceeds from related party debt - Repayments of debt 0.0 Repayments of related party debt - Debt fees paid 0.0 Contingent consideration paid - 7.6 Cash distributions - Net cash used in financing activities - 7.6 Effect of exchange rate changes on cash - Net increase in cash and cash equivalents 48.5 Cash and cash equivalents at beginning of the period 329.9 Cash and cash equivalents at the end of period 378.4 36Cash Flow Statement In US$ millions 4Q20 Cash Flows from Operating Activities Net income - 148.1 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 54.4 Amortization of deferred loan charges 21.3 Amortization of favorable contracts 6.5 Impairment of long-lived assets - Unrealized loss on derivative financial instruments 2.3 Unrealized foreign exchange gain - Payment for long-term maintenance - 5.1 Deferred tax - 2.9 Non-cash reorganization items 50.0 Revaluation of contingent consideration - Accretion of discount on deferred consideration 1.0 Changes in operating assets and liabilities Trade accounts receivable 52.3 Prepaid expenses and accrued income - 3.3 Trade accounts payable 1.4 Related party receivables 0.3 Related party payables - 12.2 Net change in related party balances - 11.9 Other assets 0.4 Other liabilities 41.8 Changes in deferred revenue - 0.4 80.3 Net cash (used) provided by operating activities 59.7 Cash Flows from Investing Activities Additions to drilling units - 3.6 Receipts from loans granted to related parties - Net cash used in investing activities - 3.6 Cash Flows from Financing Activities Net proceeds from long term debt - Net proceeds from related party debt - Repayments of debt 0.0 Repayments of related party debt - Debt fees paid 0.0 Contingent consideration paid - 7.6 Cash distributions - Net cash used in financing activities - 7.6 Effect of exchange rate changes on cash - Net increase in cash and cash equivalents 48.5 Cash and cash equivalents at beginning of the period 329.9 Cash and cash equivalents at the end of period 378.4 36

Appendix: d. January 2021 Monthly Reporting 37Appendix: d. January 2021 Monthly Reporting 37

Balance Sheet - in US$ millions Jan-21 Current Assets Cash and cash equivalents 37 0 Restricted cash 16 Accounts receivables, net 49 Amount due from related party 8 Seadrill Partners Primary Financial Statements Other current assets 43 Total current assets 48 6 Non-current Assets Drilling units 3,69 9 Deferred tax assets 15 Other non-current assets 8 Total non-current assets 3,72 2 Total assets 4,20 8 LIABILITIES AND EQUITY Current liabilities Interest bearing debt - Trade accounts payable (11) Short-term amounts due to related party (12) Other current liabilities (64) Total current liabilities (87) Liabilities subject to compromise (2,87 7) Deferred tax liability (13) Other long term liabilities (44) Total non-current liabilities (57) Total liabilities (3,02 2) Equity Share capital (236) Additional paid-in capital (1,50 9) Accumulated earnings 95 6 Non-controlling interest (398) Total equity (1,18 7) Total liabilities and equity (4,20 8) 38Balance Sheet - in US$ millions Jan-21 Current Assets Cash and cash equivalents 37 0 Restricted cash 16 Accounts receivables, net 49 Amount due from related party 8 Seadrill Partners Primary Financial Statements Other current assets 43 Total current assets 48 6 Non-current Assets Drilling units 3,69 9 Deferred tax assets 15 Other non-current assets 8 Total non-current assets 3,72 2 Total assets 4,20 8 LIABILITIES AND EQUITY Current liabilities Interest bearing debt - Trade accounts payable (11) Short-term amounts due to related party (12) Other current liabilities (64) Total current liabilities (87) Liabilities subject to compromise (2,87 7) Deferred tax liability (13) Other long term liabilities (44) Total non-current liabilities (57) Total liabilities (3,02 2) Equity Share capital (236) Additional paid-in capital (1,50 9) Accumulated earnings 95 6 Non-controlling interest (398) Total equity (1,18 7) Total liabilities and equity (4,20 8) 38

Cash Flow - in US$ millions Jan-21 Net (loss)/income -31 Adjustments to reconcile net income to net cash provided by operating activities: 0 Depreciation and amortization 19 Amortization of deferred loan charges 0 Amortization of unfavorable and favorable contracts 0 Share of results from associated companies 0 Impairment of investments 0 Impairment of convertible bond 0 Net tax movements -0 Unrealized loss on derivative 0 Loss on impairment of long-lived assets 0 Payment in kind interest 0 (Gain)/loss on unrealized marketable securities 0 Payments for long-term maintenance -2 Amortization of discount on debt 0 Unrealized foreign exchange loss 0 Change in allowance for expected credit losses 0 Non-cash reorganization items 0 Revaluation of contingent consideration 0 Accretion of discount on deferred consideration 0 Changes in operating assets and liabilities, net of effect of acquisitions and disposals Trade accounts receivable 8 Trade accounts payable 5 Prepaid expenses/accrued revenue 2 Related party receivables -0 Related party payables 5 Other assets 0 Other liabilities 3 Deferred revenue 0 Other, net 0 Net cash provided by / (used in) operating activities 8 Cash Flows from Investing Activities Additions to drilling units and equipment -0 Contingent consideration received 0 Purchase of call option for non-controlling interest shares 0 Investment in associated companies 0 Payments received from loans granted to related parties 0 Net cash provided by / (used in) investing activities -0 Cash Flows from Financing Activities Repayments of debt 0 Contingent consideration paid 0 Debt fees paid 0 Net cash provided by/used in financing activities 0 Effect of exchange rate changes on cash 0 Net increase/(decrease) in cash and cash equivalents, including restricted cash 8 Cash and cash equivalents, including restricted cash, at beginning of the period 378 Cash and cash equivalents, including restricted cash, at the end of period 386 39Cash Flow - in US$ millions Jan-21 Net (loss)/income -31 Adjustments to reconcile net income to net cash provided by operating activities: 0 Depreciation and amortization 19 Amortization of deferred loan charges 0 Amortization of unfavorable and favorable contracts 0 Share of results from associated companies 0 Impairment of investments 0 Impairment of convertible bond 0 Net tax movements -0 Unrealized loss on derivative 0 Loss on impairment of long-lived assets 0 Payment in kind interest 0 (Gain)/loss on unrealized marketable securities 0 Payments for long-term maintenance -2 Amortization of discount on debt 0 Unrealized foreign exchange loss 0 Change in allowance for expected credit losses 0 Non-cash reorganization items 0 Revaluation of contingent consideration 0 Accretion of discount on deferred consideration 0 Changes in operating assets and liabilities, net of effect of acquisitions and disposals Trade accounts receivable 8 Trade accounts payable 5 Prepaid expenses/accrued revenue 2 Related party receivables -0 Related party payables 5 Other assets 0 Other liabilities 3 Deferred revenue 0 Other, net 0 Net cash provided by / (used in) operating activities 8 Cash Flows from Investing Activities Additions to drilling units and equipment -0 Contingent consideration received 0 Purchase of call option for non-controlling interest shares 0 Investment in associated companies 0 Payments received from loans granted to related parties 0 Net cash provided by / (used in) investing activities -0 Cash Flows from Financing Activities Repayments of debt 0 Contingent consideration paid 0 Debt fees paid 0 Net cash provided by/used in financing activities 0 Effect of exchange rate changes on cash 0 Net increase/(decrease) in cash and cash equivalents, including restricted cash 8 Cash and cash equivalents, including restricted cash, at beginning of the period 378 Cash and cash equivalents, including restricted cash, at the end of period 386 39

Statement of Operations - in US$ millions Jan-21 Revenues Contract revenues 16 Reimbursable revenues 0 Total operating revenues 16 Vessel and rig operating expenses (16) Amortization of favorable and unfavorable contracts - Reimbursable expenses (0) Depreciation and amortization (19) Selling, General and administrative expenses (4) Total Operating expenses (39) Net Operating Income (23) Total Interest expenses - Gain/ (loss) on derivative financial instruments - Reorganization items (7) Other financial items (0) Total financial items and other income/(expenses) (7) Income before income taxes (30) Income taxes (2) Net Income (32) 40Statement of Operations - in US$ millions Jan-21 Revenues Contract revenues 16 Reimbursable revenues 0 Total operating revenues 16 Vessel and rig operating expenses (16) Amortization of favorable and unfavorable contracts - Reimbursable expenses (0) Depreciation and amortization (19) Selling, General and administrative expenses (4) Total Operating expenses (39) Net Operating Income (23) Total Interest expenses - Gain/ (loss) on derivative financial instruments - Reorganization items (7) Other financial items (0) Total financial items and other income/(expenses) (7) Income before income taxes (30) Income taxes (2) Net Income (32) 40